July 1, 2021

Deanna Virginio

Christine Westbrook

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:Olive Tree People Inc.

Offering Statement on Form 1-A

Filed May 10, 2021

File No. 024-11524

Dear Mses. Virginio and Westbrook:

We acknowledge receipt of the comments in your letter dated May 20, 2021 regarding the Offering Statement of Olive Tree People Inc. (the “Company”), which we have set out below, together with our responses.

Offering Statement on Form 1-A filed May 10, 2021

Risk Factors

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts…,page 12

1.Please revise your risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim and that your exclusive forum provision could discourage claims.

The Company has revised the risk factor as requested by the Staff.

Forum Selection Provision, page 16

2.We note your disclosure that your Subscription Agreement includes a forum selection provision with respect to any claims against the Company based on the Subscription Agreement not arising under the federal securities laws. However, we also note your disclosure on page 12 that you believe that the exclusive forum provision applies to claims arising under the Securities Act. Please revise to clarify whether your exclusive forum provision applies to claims arising under the Securities Act.

The Company has revised the disclosure in “Plan of Distribution” to be consistent with its statement in the risk factor that it believes the forum selection provision applies to claims arising under the Securities Act.

Signatures, page 32

3.Please have your principal financial officer and principal accounting officer sign the offering statement. Refer to Instruction 1 to the Signatures in Form 1-A.

Claudia Schwahlen, who serves as the Company’s principal financial officer and principal accounting officer, has executed the amendment to the Form 1-A.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Olive Tree People, Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc: Thomas Lommel

Chief Executive Officer

Olive Tree People Inc.